Exhibit (a)(1)(I)

Altus Capital Partners Successfully Completes Cash Tender Offer for Shares of MGC Diagnostics Corporation

Wilton, Connecticut, December 28, 2017 — Altus Capital Partners, Inc. (“Altus”) today announced the successful completion of the tender offer (the “Offer”) by AC Breathe Merger Sub Inc. (“Merger Sub”), a wholly owned subsidiary of MGC Parent LLC (“Parent”) and an affiliate of Altus for all of the outstanding shares of common stock of MGC Diagnostics Corporation (the “Company” or “MGC”) at a price of $11.03 per share, net to the seller in cash without interest and less any applicable withholding taxes or deductions required by applicable law, if any, pursuant to a previously announced merger agreement, dated November 25, 2017, by and among the Company, Merger Sub and Parent (the “Merger Agreement”).

The Offer expired as scheduled at 12:00 midnight, New York City time, at the end of December 27, 2017. As of the expiration of the Offer, approximately 3,229,964 shares of common stock of the Company were validly tendered into and not validly withdrawn in the Offer (not including 165,274 shares tendered pursuant to notices of guaranteed delivery), representing approximately 73% of the Company’s outstanding shares. As a result, the minimum share tender condition to the Offer was satisfied, and, accordingly, all shares that were validly tendered and not validly withdrawn were accepted for payment and Parent is promptly paying for all such tendered shares in accordance with the terms of the Offer.

As a result of its acceptance of the shares tendered in the Offer and its substantially simultaneous exercise of the “top-up option” granted by the Company under the Merger Agreement, Merger Sub will acquire a sufficient number of shares of the Company’s common stock to close the merger of Merger Sub with and into the Company without the affirmative vote of the Company’s other shareholders pursuant to Chapter 302A.621 of the Minnesota Business Corporation Act. The merger is expected to be completed today. Upon completion of the merger, the Company will become a wholly owned portfolio company of Altus.

Each share of the Company that was not validly tendered in the Offer (other than shares owned by MGC Parent LLC, AC Breathe Merger Sub Inc. or the Company, any wholly-owned subsidiary of MGC Parent LLC, AC Breathe Merger Sub Inc. or the Company, or by any shareholder of the Company who or which is entitled to and properly demands and perfects dissenter’s rights with respect to such shares pursuant to, and complies in all respects with, the applicable provisions of Minnesota law) will be cancelled and converted into the right to receive the same $11.03 per share in cash, without interest and less any applicable withholding taxes or deductions required by applicable law, if any, that was paid in the Offer. In addition, the parties anticipate that the common stock of the Company will cease to be traded on the NASDAQ Capital Market at the close of market today, following the completion of the merger, and will be deregistered under the Exchange Act.

About Altus

Altus is a U.S.-based private equity firm that makes control investments in middle market manufacturing businesses. Altus’ experience in the middle market manufacturing sector provides its investment team with a unique understanding of the opportunities and challenges faced by middle market owners and managers. When making an investment, Altus utilizes a patient, thoughtful approach that is grounded in sector expertise while engaging in a collaborative partnership with management teams to help them achieve the growth they seek. For more information, please visit http://www.altuscapitalpartners.com/.

About MGC

MGC is a global medical technology company dedicated to cardiorespiratory health solutions. The Company, through its Medical Graphics Corporation and Medisoft SA subsidiaries, develops, manufactures and markets non-invasive diagnostic systems. This portfolio of products provides solutions for disease detection, integrated care, and wellness across the spectrum of cardiorespiratory healthcare. The Company’s products are sold internationally through distributors and, in the United States, France and Belgium, primarily through a direct sales force targeting heart and lung specialists located in hospitals, university-based medical centers, medical clinics, physicians’ offices, pharmaceutical companies, medical device manufacturers, and clinical research organizations (CROs). For more information about MGC Diagnostics, visit www.mgcdiagnostics.com.

Forward-Looking Statements

This press release contains forward-looking statements. When used in this press release, the words “can,” “will,” “believes,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risks. No party assumes any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, unless required by law.

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